Exhibit 23.3


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement No's. 333-75904; 333-86871; 333-61905; 333-22499; and 333-43305 each on Form S-8 of our report dated September 24, 2004 (November 13, 2006, as to the effects of the restatement discussed in the second paragraph of Note 2), which report expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph relating to the restatement discussed in the second paragraph of Note 2, appearing in the Annual Report on Form 10-K of Windswept Environmental Group, Inc. for the year ended June 30, 2006.



/s/ Deloitte & Touche LLP

Jericho, New York
November 14, 2006